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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*


                        HARRINGTON FINANCIAL GROUP, INC.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $.125 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   413801 10 1
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



                                 Craig J. Cerny
                        7300 College Boulevard, Suite 430
                          Overland Park, Kansas  66210
                                 (913) 451-1566
- --------------------------------------------------------------------------------
             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   May 6, 1996
- --------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                                Page 1 of 6 Pages


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CUSIP No. 413801 10 1                  13D                     Page 2 of 6 Pages


     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Craig J. Cerny

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]


     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          PF, OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

 NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
    PERSON WITH          7    SOLE VOTING POWER

                              245,760

                         8    SHARED VOTING POWER

                              0

                         9    SOLE DISPOSITIVE POWER

                              245,760

                         10   SHARED DISPOSITIVE POWER

                              0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          245,760

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.5%

     14   TYPE OF REPORTING PERSON*

          IN

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CUSIP No. 413801 10 1                  13D                     Page 3 of 6 Pages


ITEM 1.  SECURITY AND ISSUER

     The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $.125 par value per share ("Common Stock"), of Harrington Financial Group, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 722 Promenade, Richmond, Indiana 47375.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  Craig J. Cerny ("Reporting Person").

          (b) The Reporting Person's business address is 7300 College Boulevard, Suite 430, Overland Park, Kansas 66210.

          (c) The Reporting Person is the President and a Director of the Issuer and Chairman of the Board and Chief Executive Officer of Harrington Bank, FSB (the "Bank"), a wholly-owned subsidiary of the Issuer. The Reporting Person also serves as Chairman of the Board and Chief Executive Officer of Harrington West Financial Group, Inc. and as a director of its wholly-owned subsidiary, Los Padres Savings Bank, FSB. The Reporting Person is a Principal, Executive Vice President and a Director of Smith Breeden Associates, Inc. ("Smith Breeden"). Smith Breeden renders investment advice and asset and liability management services to financial institutions, corporate and government pension plans, foundations and government agencies.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person acquired 4,000 shares of Common Stock on May 6, 1996 at $10.00 per share for an aggregate purchase price of $40,000 from personal funds and 6,000 shares at $10.00 per share through his Smith Breeden Profit Sharing Plan ("Profit Sharing Plan") account with funds held in the plan for an aggregate purchase price of

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CUSIP No. 413801 10 1                  13D                     Page 4 of 6 Pages


$60,000 in the Issuer's initial public offering. The Reporting Person also owns 235,760 shares of Common Stock, which were acquired more than 60 days prior to the Issuer's initial public offering.

ITEM 4.  PURPOSE OF TRANSACTION

          The Reporting Person is presently the President of the Issuer and Chairman of the Board and Chief Executive Officer of the Bank. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

          The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) The Reporting Person beneficially owns 245,760 shares of Common Stock of the Issuer which represents approximately 7.5% of the outstanding shares of Common Stock. As of August 31, 1996, 3,256,738 shares of Common Stock were outstanding. The Reporting Person also has been granted options to purchase an aggregate of 16,000 shares of Common Stock, which are exercisable between December 15, 1997 and January 15, 1998 at $7.50 per share and are not currently deemed to be beneficially owned by the Reporting Person.

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CUSIP No. 413801 10 1                  13D                     Page 5 of 6 Pages


          (b) The Reporting Person has sole voting and dispositive power with respect to 245,760 shares of Common Stock. The Reporting Person may direct the trustee with respect to the voting and disposition of the shares held in the Profit Sharing Plan.

          (c) The Reporting Person purchased 4,000 shares of Common Stock at $10.00 per share for an aggregate purchase price of $40,000 and 6,000 shares of Common Stock at $10.00 per share for an aggregate purchase price of $60,000 through his Profit Sharing Plan account on May 6, 1996 in the Issuer's initial public offering. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. The Reporting Person is the President and a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. The Reporting Person is also a Principal, Executive Vice President and a Director of Smith Breeden, who provides financial and investment advice to the Issuer and the Bank.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


     Not applicable.

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CUSIP No. 413801 10 1                  13D                     Page 6 of 6 Pages


                                   SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                        /s/Craig J. Cerny
                                        --------------------------------
                                        Craig J. Cerny




                                        Date:  September 10, 1996